As filed with the Securities and Exchange Commission on April 3, 2003

Registration No. 333-103833

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1

TO
FORM S-3
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

ENERGY PARTNERS, LTD.

(Exact name of registrant as specified in its charter)

Delaware	72-1409562
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

201 St. Charles Avenue, Suite 3400

New Orleans, Louisiana 70170
(504) 569-1875
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

John H. Peper

Executive Vice President,
General Counsel and Corporate Secretary
Energy Partners, Ltd.
201 St. Charles Avenue, Suite 3400
New Orleans, Louisiana 70170
(504) 569-1875
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of communications to:

John Schuster, Esq. Cahill Gordon & Reindel 80 Pine Street New York, New York 10005 (212) 701-3000	Darrell W. Taylor, Esq. Baker Botts L.L.P. One Shell Plaza 910 Louisiana Street Houston, TX 77002-4995 (713) 229-1234

      Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 3, 2003

6,796,116 Shares

Energy Partners, Ltd.

Common Stock

         We are selling 3,883,495 shares of common stock and the selling stockholders are selling 2,912,621 shares of common stock. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

      Our common stock is listed on the New York Stock Exchange under the symbol “EPL.” The last reported sale price on April 1, 2003 was $10.30 per share.

      The underwriters have an option to purchase from the selling stockholders a maximum of 1,019,417 additional shares to cover over-allotments of shares.

      Investing in our Common Stock involves risks. See “Risk Factors” on page 9.

		Underwriting		Proceeds to
	Price to	Discounts and	Proceeds to	Selling
	Public	Commissions	Energy Partners	Stockholders

Per Share	$	$	$	$
Total	$	$	$	$

      Delivery of the shares of common stock will be made on or about                     , 2003.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston	Merrill Lynch & Co.

Jefferies & Company, Inc.

Howard Weil (a division of Legg Mason Wood Walker, Inc.)

Johnson Rice & Company L.L.C.

The date of this prospectus is                     , 2003.

PROSPECTUS SUMMARY
The Offering
Summary Financial Data
Summary Reserve and Operating Data
RISK FACTORS
FORWARD LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK
DIVIDEND POLICY
CAPITALIZATION
SELECTED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
MANAGEMENT
SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
GLOSSARY OF OIL AND NATURAL GAS TERMS
PART II.
INFORMATION NOT REQUIRED IN PROSPECTUS.
SIGNATURES
EXHIBIT INDEX
EX-1.1 Form of Underwriting Agreement
EX-5.1 Opinion/Consent of Cahill Gordon & Reindel
EX-23.1 Consent of KPMG LLP
EX-23.3 Consent of Netherland, Sewell & Associates
EX-23.4 Consent of Ryder Scott Company LP
EX-24.2 Power of Attorney

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

i

PROSPECTUS SUMMARY

      You should read the following summary together with the more detailed information appearing elsewhere in this prospectus and the financial statements and related notes and other information incorporated by reference in this prospectus. We have provided definitions for some of the oil and natural gas terms used in this prospectus in the “Glossary of Oil and Natural Gas Terms” included in this prospectus. Unless otherwise indicated, the information contained in this prospectus assumes that the underwriters do not exercise their over-allotment option.

About Energy Partners, Ltd.

      We are an independent oil and natural gas exploration and production company focused on the shallow to moderate depth waters of the Gulf of Mexico Shelf. We concentrate on the Gulf of Mexico Shelf region because that area provides us with favorable geologic and economic conditions, including multiple reservoir formations, regional economies of scale, extensive infrastructure and comprehensive geologic databases. We believe that this region offers a balanced and expansive array of existing and prospective exploration, exploitation and development opportunities in both established productive horizons and deeper geologic formations. In addition, we believe the Gulf of Mexico is a critical supply basin in the United States. As of December 31, 2002, we had estimated proved reserves of approximately 127.0 Bcf of natural gas and 26.4 Mmbbls of oil, or an aggregate of approximately 47.5 Mmboe, with a present value of estimated pre-tax future net cash flows of $608.3 million, and of estimated after-tax future net cash flows of $476.9 million based upon year-end 2002 prices and a discount rate of 10%.

      Since our incorporation in January 1998 by Richard A. Bachmann, our founder, chairman, president and chief executive officer, we have assembled a team of geoscientists and management professionals with considerable region-specific geological, geophysical, technical and operational experience. We have grown through a combination of exploration, exploitation and development drilling and multi-year, multi-well drill-to-earn programs, as well as strategic acquisitions of mature oil and natural gas fields in the Gulf of Mexico Shelf area, and in particular the acquisition of Hall-Houston Oil Company (“Hall-Houston”) in early 2002. The acquisition of Hall-Houston strengthened our management team, expanded our property base, reduced our geographic concentration, and moved us to a more balanced oil and natural gas reserves and production profile. It also expanded our technical knowledge base through the addition of quality personnel and geophysical and geological data. Furthermore, the acquisition significantly improved our portfolio of exploration opportunities by adding 12 offshore exploratory blocks to complement our development and drill-to-earn portfolio.

      Our principal executive offices are located at 201 St. Charles Avenue, Suite 3400, New Orleans, Louisiana 70170. Our telephone number is (504) 569-1875. We also maintain a web site at www.eplweb.com which contains information about us. Our web site and the information contained in it and connected to it will not be deemed incorporated by reference into this prospectus.

Key Company Strengths

      We believe that we possess several strengths that will allow us to implement our strategy. These strengths include:

•	Track record of reserve and production growth. Over the past three years, from December 31, 1999 to December 31, 2002, we have increased our estimated year-end proved reserves from 5.9 Mmboe to 47.5 Mmboe and increased our annual average daily production from 1,431 Boe to 17,173 Boe. This growth has been a result of our successful drilling activities and acquisitions of producing properties, including those owned by Hall-Houston.

•	Large prospect inventory and history of successful drilling activities. Currently, we have more than 80 exploratory prospects and leads identified on our existing acreage. During 2002, we drilled 15 prospects and achieved an 80% success rate for these exploratory wells. We have budgeted to drill at least 17 prospects in 2003 and expect to identify a number of additional prospects and leads as we continue to evaluate our geoscience and technical databases.

•	Experienced management and technical teams. Led by Richard A. Bachmann, our senior management and technical teams have extensive experience. Our senior management team has an average of 25 years of oil and natural gas industry experience and beneficially owns 19.2% of our common stock. Our technical team includes 24 geoscientists and engineers with an average of 22 years of region specific experience in their technical fields.

Our Strategy

      Our goal is to generate an attractive return on capital employed by (a) being a strategic consolidator of assets in the Gulf of Mexico Shelf region and (b) executing a risk-balanced exploration, exploitation and development program on acquired properties, drill-to-earn acreage and newly acquired leases. We anticipate that this investment program will include lower risk exploitation and development activities in and around our existing fields and moderate risk exploration activities in the shallow to moderate depth waters of the Gulf of Mexico Shelf. A limited amount of our exploration budget each year will also be allocated to higher risk, higher potential exploration prospects in this region.

      We were founded to address a challenge that major integrated and large independent energy companies face with respect to maximizing the value of their Gulf of Mexico Shelf assets. These companies are currently redirecting human and financial resources away from this area to the deepwater Gulf of Mexico and other areas around the world that have more material growth potential relative to their large existing asset bases. Many of these Shelf assets offer attractive upside potential to our company from a combination of exploitation and exploration drilling opportunities and cost reduction.

      An important aspect of our growth strategy is to identify such attractive assets and to create vehicles to facilitate the exit of larger companies from their Gulf of Mexico Shelf assets. Since our inception, we have utilized a combination of multi-year, multi-well drill-to-earn arrangements and property acquisitions to capture targeted opportunities.

      We also seek to grow by executing a moderate risk exploratory drilling program on prospects in the Gulf of Mexico Shelf region beyond those existing within our producing property portfolio. Our capability to undertake this expanded effort and our inventory of such opportunities were significantly enhanced by our acquisition of Hall-Houston in January 2002.

      A number of key principles underpin our business strategy. These include:

•	Maintaining a Gulf of Mexico Shelf focus. Initially, we focused on the large, established fields on the Gulf of Mexico Shelf and we intend to continue this focus as one facet of our multi-tiered strategy. Our industry contacts, track record and established credibility with significant Shelf operators position us to grow reserves and production by entering into strategic acquisitions, multi-well, multi-year drill-to-earn programs or other structured exit arrangements with such operators. We also intend to continue to pursue an exploratory drilling program in this area. We believe that we will successfully identify and develop each of these opportunities by leveraging our extensive geophysical, technical and operational expertise. Furthermore, we believe that this region’s extensive infrastructure and favorable geologic conditions with multiple known oil and natural gas producing reservoirs will allow us to achieve attractive returns on our investments.

•	Pursuing a risk-balanced exploration, exploitation and development program. We seek to grow our reserve and production base by balancing the risk mix of our investment program. We intend to allocate approximately 65% of our capital budget on an annual basis to low risk exploitation and development activities, approximately 25% to moderate risk exploration opportunities and approximately 10% to higher risk, higher potential exploration opportunities. We do not consider acquisitions in our capital budget but adjust our capital spending to incorporate opportunities as we identify them.

•	Expanding our asset base. We intend to grow our asset base through exploration, strategic acquisitions and additional drill-to-earn programs. We believe that we have an inventory of future exploration, exploitation and development projects on our existing properties that should allow us to increase our reserves and production for the foreseeable future. To enhance our inventory, we continue to conduct detailed analyses of properties and acreage in our core area to identify new exploration, strategic acquisition and drill-to-earn opportunities. We combine our knowledge of regional geology with industry databases and other available data, including 2-D and 3-D seismic data, to identify these opportunities.

•	Consolidating strategic, contiguous acreage positions. Our geologists and geophysicists have extensive experience and expertise in the Gulf of Mexico Shelf region. We capitalize on this expertise by consolidating contiguous acreage positions to provide us with the opportunity to integrate numerous geophysical databases that have historically been analyzed separately. We believe the integration of these databases lends additional perspective on potential project opportunities near lease boundaries as well as better interpretation of the broad geologic characteristics of the project area. For instance, we are the first operator to control all of the existing geophysical data in the Greater Bay Marchand area, which we believe provides us with considerable advantages in evaluating our prospect inventory and new business initiatives in this area.

•	Maintaining a proactive financial risk management program. We use a number of approaches to limit our financial risk. First, we strive to limit annual capital spending for exploration, exploitation and development activities to discretionary cash flow from operations, which is operating cash flow before changes in working capital plus total exploration expenditures. We typically only use our revolving credit facility to balance working capital fluctuations and to support acquisition activities. Second, we set conservative guidelines to limit total leverage using a number of metrics to gauge appropriate debt levels, including our debt to total capitalization ratio, cash flow coverage ratios and debt per Boe of proved reserves. Finally, we engage in an active commodity price hedging program. We believe the maintenance of a conservative financial structure will position us to capitalize on opportunities as we identify them.

•	Continuing to operate our properties. We seek to retain operatorship of the majority of our properties. Operatorship provides us with the opportunity to exercise greater control over the cost, timing and nature of our exploration, exploitation and development activities as well as to influence the timing and amount of plugging and abandonment liabilities. As of December 31, 2002, we operated approximately 92% of our production.

Our Principal Oil and Natural Gas Properties

      At December 31, 2002, we had interests in 19 producing fields and 5 fields under development, all of which are located in the Gulf of Mexico Shelf region. These fields fall into three focus areas which we identify as our Eastern, Central and Western areas. The Eastern area is comprised of two fields, including the East Bay field. The Central area is comprised of five fields, three of which are contiguous and together cover most of the Bay Marchand salt dome. The Western area is comprised of 12 producing fields consisting primarily of those acquired in the Hall-Houston acquisition.

Eastern Area

      East Bay is the key asset in our Eastern area and is located 89 miles southeast of New Orleans near the mouth of the Mississippi River. East Bay contains producing wells located onshore along the coastline and in water depths ranging up to approximately 85 feet. The field encompasses nearly 48 square miles and is comprised of three primary oil and natural gas fields, South Pass 24, 27 and 39. Through two state lease sales in 2001 and the March 2002 federal lease sale, we acquired acreage that is contiguous to East Bay in several additional South Pass blocks. We are the operator of these fields and own an average 96.3% working interest with our net revenue interest ranging from 42% to 86%. Inclusive of all lease acquisitions, our lease area covers 31,703 gross acres (30,524 net acres).

      Our Eastern area operations accounted for approximately 52% of our net daily production during 2002 and 27% ($18.1 million) of our 2002 capital expenditures.

Central Area

      The focus of our Central area operations is Greater Bay Marchand, which is located approximately 60 miles south of New Orleans in water depths of 60 feet or less and encompasses nearly 100 square miles. Also included in the Central area are two producing properties acquired in the Hall-Houston acquisition. Our key assets in Greater Bay Marchand include the Bay Marchand and South Timbalier 26 fields.

      We have interests in 36 producing wells which we have drilled under drill-to-earn arrangements with ChevronTexaco Corporation (“ChevronTexaco”). Our current drill-to-earn agreement with ChevronTexaco in the Bay Marchand field provides for a five-well drilling program. This five-well program commenced in the fourth quarter of 2002 with the drilling, through sidetracks, of two successful exploration wells. Pursuant to our drill-to-earn agreement, we acquired a 40% working interest in the two wells we have drilled and intend to retain a similar interest in the three remaining wells. We are the operator of the drilling and completion of wells under this program, and ChevronTexaco serves as operator of production operations.

      In mid-1998, we purchased a 20% working interest in the South Timbalier 26 field. As a result of two transactions in early 2000, we increased our working interest position to 50%. We continue to serve as operator of this field where we have interests in 12 producing wells.

      Our Central area operations accounted for approximately 25% of our net daily production during 2002 and 4% ($2.9 million) of our 2002 capital expenditures.

Western Area

      In connection with the Hall-Houston acquisition, we added ten producing fields and one field under development to our property portfolio in our Western area. These properties are located in water depths ranging from 20 to 476 feet. We operate all of these properties, with working interests ranging from 25% to 100%. Subsequent to the acquisition, we acquired two leases at the March 2002 federal lease sale and also acquired working interests in several additional leases through trades with industry partners which, after accounting for our exploratory drilling activity in 2002, brought our total number of fields in this area at December 31, 2002 to 12 producing fields with another five under development.

      Our Western area operations accounted for approximately 23% of our net daily production during 2002 and accounted for 69% ($47.1 million) of our 2002 capital expenditures.

The Offering

Common stock offered by Energy Partners	3,883,495 shares

Common stock offered by the selling stockholders	2,912,621 shares

Shares outstanding after the offering	31,589,818 shares

Use of proceeds	We intend to use our net proceeds from this offering to repay a portion of our outstanding borrowings under our revolving credit facility. We will not receive any of the proceeds of the sale of common stock by the selling stockholders.

Risk factors	Please read “Risk Factors” and other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in shares of our common stock.

New York Stock Exchange symbol	“EPL”

      The number of shares outstanding after the offering is based on 27,706,323 shares of common stock outstanding as of March 27, 2003, and excludes:

•	373,591 shares of Series D preferred stock convertible into 4,374,600 shares of common stock;

•	warrants expiring January 2007 to purchase 3,996,700 shares of common stock, of which 3,000,000 are exercisable at $11.00 per share and 996,700 are exercisable at $9.00 per share; and

•	stock options to purchase an aggregate of 1,955,433 shares of common stock with a weighted average exercise price of $9.30, of which 851,368 options were exercisable as of March 27, 2003 with a weighted average exercise price of $9.31.

Summary Financial Data

      The following table sets forth our summary financial data as of and for each of the years indicated. The consolidated statement of operations data for the three years ended December 31, 2002 and the consolidated balance sheet data as of December 31, 2002 were derived from our audited consolidated financial statements incorporated by reference in this prospectus. The following information should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus and with our consolidated financial statements and accompanying notes incorporated by reference in this prospectus.

	Years Ended December 31,

	2002	2001	2000

	(In thousands, except per share data)
Statement of Operations Data:
Revenue	$134,031	$146,201	$103,236
Costs and expenses:
Lease operating	34,400	36,543	24,241
Taxes, other than on earnings	6,572	7,190	6,327
Exploration expenditures and dry hole costs	10,735	15,141	1,703
Depreciation, depletion and amortization	64,513	46,870	25,595
General and administrative (1)	24,168	19,833	54,091

Total costs and expenses	140,388	125,577	111,957

Income (loss) from operations	(6,357)	20,624	(8,721)

Interest income	107	329	596
Interest expense	(6,988)	(1,916)	(7,438)
Gain (loss) on sale of oil and natural gas assets	(243)	39	7,781

Income (loss) before income taxes	(13,481)	19,076	(7,782)
Income taxes	4,682	(7,102)	(10,902)

Net income (loss)	$(8,799)	$11,974	$(18,684)
Net income (loss) available to common stockholders (2)	$(12,129)	$11,974	$(25,387)

Basic earnings (loss) per share	$(0.44)	$0.45	$(2.27)

Diluted earnings (loss) per share	$(0.44)	$0.44	$(2.27)

As of
December 31, 2002

(In thousands)
Balance Sheet Data:
Total assets	$384,220
Long-term debt, excluding current maturities	103,687
Stockholders’ equity	191,922

(1)	In 2000, general and administrative expense includes a one time non-cash stock compensation charge for shares released from escrow to management and director stockholders of $38.2 million and a non-cash charge of $2.1 million for bonus shares awarded to employees at the time of the initial public offering. The after-tax amount of these charges totaled $39.5 million. Although these charges reduced our net income they increased paid-in-capital, and thus did not result in a net reduction of total stockholders’ equity.

(2)	Net income (loss) available to common stockholders is computed by subtracting preferred stock dividends and accretion of discount of $3.3 million from net loss for the year ended December 31, 2002 and by subtracting preferred stock dividends and accretion of issuance costs of $0 and $6.7 million for the years ended December 31, 2001 and 2000, respectively.

Summary Reserve and Operating Data

      The following table presents our estimated net proved oil and natural gas reserves and the present value of our reserves at December 31, 2002, 2001 and 2000 and our historical operating data for the three years ended December 31, 2002. The December 31, 2002 estimates of proved reserves are based on reserve reports prepared by Netherland, Sewell & Associates, Inc. and Ryder Scott Company, L.P., independent petroleum engineers, and the December 31, 2001 and 2000 estimates are based on a reserve report prepared by Netherland, Sewell & Associates, Inc. Neither the present values, discounted at 10% per annum, of estimated future net cash flows before income taxes or the standardized measure of discounted future net cash flows shown in the table are intended to represent the current market value of the estimated oil and natural gas reserves we own. Letters prepared by Netherland, Sewell & Associates, Inc. and Ryder Scott Company, L.P. summarizing the reserve reports have been filed as exhibits to our 2002 Form 10-K and are incorporated herein by reference. There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves and in projecting future rates of production and timing of development expenditures. For a discussion of these uncertainties, please read “Risk Factors” and note 19 of the notes to our consolidated financial statements incorporated by reference in this prospectus.

Reserve Data

	As of December 31,

	2002	2001	2000

Net oil reserves (Mbbls):
Proved developed	21,070	22,176	25,024
Proved undeveloped	5,283	3,286	2,497

Total	26,353	25,462	27,521

Net natural gas reserves (Mmcf):
Proved developed	70,014	38,099	39,522
Proved undeveloped	56,943	23,698	9,628

Total	126,957	61,797	49,150

Total estimated net proved reserves (Mboe)	47,513	35,762	35,712

Estimated future net revenues before income taxes (in thousands) (1)	$815,985	$168,007	$641,241
Present value of estimated future net revenues before income taxes (in thousands) (1)(2)	$608,273	$129,122	$489,945
Standardized measure of discounted future net cash flows (in thousands) (3)	$476,901	$123,377	$348,102

(1)	The December 31, 2002 amount was calculated using a period-end oil price of $29.53 per barrel and a period-end natural gas price of $4.83 per Mcf while the December 31, 2001 amount was calculated using a period-end oil price of $18.21 per barrel and a period-end natural gas price of $2.71 per Mcf.

(2)	The present value of estimated future net revenues attributable to our reserves was prepared using constant prices, as of the calculation date, discounted at 10% per year on a pre-tax basis.

(3)	The standardized measure of discounted future net cash flows represents the present value of future cash flows after income tax discounted at 10%.

Operating Data

	Years Ended December 31,

	2002	2001	2000

Net production (per day):
Oil (Bbls)	8,148	10,358	7,622
Natural gas (Mcf)	54,150	34,562	15,781
Total (Boe)	17,173	16,118	10,252
Oil & gas revenues (in thousands):
Oil	$70,311	$88,633	$72,141
Natural gas	63,835	55,511	28,751
Total	134,146	144,144	100,892
Average sales prices (1):
Oil (per Bbl)	$23.64	$23.44	$25.86
Natural gas (per Mcf)	3.23	4.40	4.98
Total (per Boe)	21.40	24.50	26.89
Average costs (per Boe):
Lease operating expense	$5.49	$6.21	$6.46
Taxes, other than on earnings	1.05	1.22	1.69
Depreciation, depletion and amortization	10.29	7.97	6.82

(1)	Prices are net of hedging transactions, which had the following impact:

—	Reduced oil price realizations by $0.51, $1.10 and $3.80 per barrel for the years ended December 31, 2002, 2001 and 2000, respectively.

—	Reduced natural gas price realizations by $0.18 per Mcf for the year ended December 31, 2002 and increased natural gas price realizations by $0.05 per Mcf for the year ended December 31, 2001. There were no natural gas hedges in place in 2000.

RISK FACTORS

      You should consider carefully each of the risks described below, together with all of the other information contained in this prospectus, before deciding to invest in shares of our common stock. If any of the following risks develop into actual events, our business, financial condition or results of operations could be materially adversely affected, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Relating to the Oil and Natural Gas Industry

Exploring for and producing oil and natural gas are high-risk activities with many uncertainties that could adversely affect our business, financial condition or results of operations.

      Our future success will depend on the success of our exploration and production activities. Our oil and natural gas exploration and production activities are subject to numerous risks beyond our control, including the risk that drilling will not result in commercially viable oil or natural gas production. Our decisions to purchase, explore, develop or otherwise exploit prospects or properties will depend in part on the evaluation of data obtained through geophysical and geological analyses, production data and engineering studies, the results of which are often inconclusive or subject to varying interpretations. Please read “— Reserve estimates depend on many assumptions that may prove to be inaccurate” for a discussion of the uncertainty involved in these processes. Our cost of drilling, completing and operating wells is often uncertain before drilling commences. Overruns in budgeted expenditures are common risks that can make a particular project uneconomical. Further, many factors may curtail, delay or cancel drilling, including the following:

—	pressure or irregularities in geological formations;

—	shortages of or delays in obtaining equipment and qualified personnel;

—	equipment failures or accidents;

—	adverse weather conditions, such as hurricanes and tropical storms;

—	reductions in oil and natural gas prices;

—	title problems; and

—	limitations in the market for oil and natural gas.

We may incur substantial losses and be subject to substantial liability claims as a result of our oil and natural gas operations.

      Losses and liabilities arising from uninsured and underinsured events could materially and adversely affect our business, financial condition or results of operations. Our oil and natural gas exploration and production activities are subject to all of the operating risks associated with drilling for and producing oil and natural gas, including the possibility of:

—	environmental hazards, such as uncontrollable flows of oil, natural gas, brine, well fluids, toxic gas or other pollution into the environment, including groundwater and shoreline contamination;

—	abnormally pressured formations;

—	mechanical difficulties, such as stuck oil field drilling and service tools and casing collapse;

—	fires and explosions;

—	personal injuries and death; and

—	natural disasters.

      Any of these risks could adversely affect our ability to conduct operations or result in substantial losses to our company. We maintain insurance at levels that we believe are consistent with industry practices, but we are not fully insured against all risks. We may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. If a significant accident or other event occurs and is not fully covered by insurance, it could adversely affect us.

A substantial or extended decline in oil and natural gas prices may adversely affect our business, financial condition or results of operations and our ability to meet our capital expenditure obligations and financial commitments.

      The price we receive for our oil and natural gas production heavily influences our revenue, profitability, access to capital and future rate of growth. Oil and natural gas are commodities and, therefore, their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. Historically, the markets for oil and natural gas have been volatile. These markets will likely continue to be volatile in the future. The prices we receive for our production, and the levels of our production, depend on numerous factors beyond our control. These factors include:

—	changes in the global supply, demand and inventories of oil;

—	domestic natural gas supply, demand and inventories;

—	the actions of the Organization of Petroleum Exporting Countries, or OPEC;

—	the price and quantity of foreign imports of oil;

—	political conditions, including embargoes, in or affecting other oil-producing countries;

—	economic and energy infrastructure disruptions caused by actual or threatened acts of war, or terrorist activities, or national security measures deployed to protect the United States from such actual or threatened acts or activities;

—	economic stability of major oil and natural gas companies and the interdependence of oil and natural gas and energy trading companies;

—	the level of worldwide oil and natural gas exploration and production activity;

—	weather conditions;

—	technological advances affecting energy consumption; and

—	the price and availability of alternative fuels.

      Lower oil and natural gas prices may not only decrease our revenues on a per unit basis, but also may reduce the amount of oil and natural gas that we can produce economically. A substantial or extended decline in oil and natural gas prices may materially and adversely affect our future business, financial condition, results of operations, liquidity or ability to finance planned capital expenditures. Further, oil prices and natural gas prices do not necessarily move together.

Reserve estimates depend on many assumptions that may prove to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

      The process of estimating oil and natural gas reserves is complex. It requires interpretations of available technical data and many assumptions, including assumptions relating to economic factors. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of reserves shown in this prospectus.

      In order to prepare our estimates, we must project production rates and timing of development expenditures. We must also analyze available geological, geophysical, production and engineering data. The extent, quality and reliability of this data can vary. The process also requires economic assumptions about matters such as oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. Therefore, estimates of oil and natural gas reserves are inherently imprecise.

      Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves most likely will vary from our estimates.

      You should not assume that the present value of future net revenues from our proved reserves referred to in this prospectus is the current market value of our estimated oil and natural gas reserves. In accordance with SEC requirements, we generally base the estimated discounted future net cash flows from our proved reserves on prices and costs on the date of the estimate. Actual future prices and costs may differ materially from those used in the present value estimate.

Market conditions or operational impediments may hinder our access to oil and natural gas markets or delay our production.

      Market conditions or the unavailability of satisfactory oil and natural gas transportation arrangements may hinder our access to oil and natural gas markets or delay our production. The availability of a ready market for our oil and natural gas production depends on a number of factors, including the demand for and supply of oil and natural gas and the proximity of reserves to pipelines and terminal facilities. Our ability to market our production depends in substantial part on the availability and capacity of gathering systems, pipelines and processing facilities owned and operated by third parties. Our failure to obtain such services on acceptable terms could materially harm our business. We may be required to shut in wells for lack of a market or because of inadequacy or unavailability of oil or natural gas pipeline or gathering system capacity. If that were to occur, we would be unable to realize revenue from those wells until production arrangements were made to deliver to market.

Risks Relating to Energy Partners

Our limited operating history makes evaluating our business difficult.

      We have only a limited operating history upon which you can evaluate our business and prospects. Because of our limited operating history, our future results of operations are difficult to estimate accurately. We also completed two acquisitions in 2000 and the acquisition of Hall-Houston in January 2002, which have changed our company.

A significant part of the value of our production and reserves is concentrated in one property. Because of this concentration, any production problems or inaccuracies in reserve estimates related to this property could impact our business adversely.

      During the month of December 2002, 57% of our net daily production came from our East Bay field. If mechanical problems, storms or other events curtail a substantial portion of this production, our cash flow would be affected adversely. Also, at December 31, 2002, approximately 58% of our proved reserves were located on this property. If the actual reserves associated with this property are less than our estimated reserves, our business, financial condition or results of operations could be adversely affected.

Relatively short production lives for Gulf of Mexico properties subject us to higher reserve replacement needs.

      Producing oil and natural gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. High production rates generally result in recovery of a relatively higher percentage of reserves from properties during the initial few years of production. All of our operations are on the Gulf of Mexico Shelf. Production from reserves in reservoirs in the Gulf of Mexico generally declines more rapidly than from reservoirs in many other producing regions of the world. As a result, our reserve replacement needs from new investments are relatively greater. Our future oil and natural gas reserves and production, and, therefore, our cash flow and income, are highly dependent on our success in efficiently developing and exploiting our current reserves and economically finding or acquiring additional recoverable reserves.

Rapid growth may place significant demands on our resources.

      We have experienced rapid growth in our operations and expect that expansion of our operations will continue. Our acquisition of Hall-Houston generated most of our growth in 2002. Our rapid growth has placed, and our anticipated future growth will continue to place, a significant demand on our managerial, operational and financial resources due to:

—	the need to manage relationships with various strategic partners and other third parties;

—	difficulties in hiring and retaining skilled personnel necessary to support our business;

—	complexities in integrating acquired businesses and personnel;

—	the need to train and manage our employee base; and

—	pressures for the continued development of our financial and information management systems.

      If we have not made adequate allowances for the costs and risks associated with these demands or if our systems, procedures or controls are not adequate to support our operations, our business could be harmed.

Properties that we buy may not produce as projected, and we may be unable to fully identify liabilities associated with the properties or obtain protection from sellers against them.

      Our strategy includes acquisitions. The successful acquisition of producing properties requires assessments of many factors, which are inherently inexact and may be inaccurate, including:

—	the amount of recoverable reserves;

—	future oil and natural gas prices;

—	estimates of operating costs;

—	estimates of future development costs;

—	estimates of the costs and timing of plugging and abandonment; and

—	potential environmental and other liabilities.

      Our assessments will not reveal all existing or potential problems, nor will they permit us to become familiar enough with the properties to evaluate fully their deficiencies and capabilities. In the course of our due diligence, we may not inspect every well, platform or pipeline. We cannot necessarily observe structural and environmental problems, such as pipeline corrosion or groundwater contamination, when an inspection is conducted. We may not be able to obtain contractual indemnities from the seller for liabilities that it created. We may be required to assume the risk of the physical condition of the properties in addition to the risk that the properties may not perform in accordance with our expectations.

Substantial acquisitions, drill-to-earn programs or other transactions could require significant external capital and could change our risk and property profile.

      In order to finance acquisitions of additional producing properties, finance the development of any discoveries made through any expanded exploratory program that might be undertaken or enter into significant drill-to-earn programs, we may need to alter or increase our capitalization substantially through the issuance of debt or equity securities, the sale of production payments or other means. These changes in capitalization may significantly affect our risk profile. Additionally, significant acquisitions, drill-to-earn programs or other transactions can change the character of our operations and business. The character of the new properties may be substantially different in operating or geological characteristics or geographic location than our existing properties. Furthermore, we may not be able to obtain external funding for any such acquisitions, drill-to-earn programs or other transactions or to obtain external funding on terms acceptable to us.

Our principal stockholder is in a position to affect our ongoing operations, corporate transactions and other matters.

      Our principal stockholder, Evercore Capital Partners L.P., together with its affiliates (“Evercore”), will beneficially own approximately 24% of our outstanding shares of common stock after giving effect to this offering and Evercore is entitled to nominate two of our ten directors. Evercore’s approval is required to take a number of corporate actions, including making acquisitions, selling assets, adopting or amending capital and operating budgets, incurring indebtedness, increasing compensation, issuing our stock, declaring dividends, engaging in hedging transactions and entering joint ventures. As a result, Evercore is in a position to control or influence substantially the manner in which our business is operated and the outcome of stockholder votes on the election of directors and other matters.

The unavailability or high cost of drilling rigs, equipment, supplies, personnel and oilfield services could adversely affect our ability to execute on a timely basis our exploration and development plans within our budget.

      All of our operations are on the Gulf of Mexico Shelf. Shortages or the high cost of drilling rigs, equipment, supplies or personnel could delay or adversely affect our exploration and development operations, which could have a material adverse effect on our business, financial condition or results of operations. Periodically, drilling activity in the Gulf of Mexico has increased, and we have experienced increases in associated costs, including those related to drilling rigs, equipment, supplies and personnel and the services and products of other vendors to the industry. Increased drilling activity in the Gulf of Mexico also decreases the availability of offshore rigs. We cannot assure you that costs will not increase again or that necessary equipment and services will be available to us at economical prices.

The loss of key personnel could adversely affect us.

      To a large extent, we depend on the services of our founder and chairman, president and chief executive officer, Richard A. Bachmann, and other senior management personnel. The loss of the services of Mr. Bachmann or other senior management personnel could have a material adverse effect on our operations. We do not maintain any insurance against the loss of any of these individuals.

      The Gulf of Mexico Shelf area is highly competitive, and our success there will depend largely on our ability to attract and retain experienced geoscientists and other professional staff.

Our hedging transactions could result in losses or limit our potential gains.

      We enter into hedging transactions with major financial institutions to reduce exposure to fluctuations in the price of oil and natural gas. Our hedging program uses financially-settled crude oil and natural gas swaps, zero-cost collars and a combination of options used to provide floor prices with varying upside price participation. Our hedged volume as of December 31, 2002 approximated 26% of our estimated production from proved reserves through the balance of the terms of our hedging contracts.

      We may in the future enter into these and other types of hedging arrangements to reduce our exposure to fluctuations in the market prices of oil and natural gas. Hedging transactions expose us to risk of financial loss in some circumstances, including if production is less than expected, the other party to the contract defaults on its obligations, or there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received. Hedging transactions may limit the benefit we would have otherwise received from increases in the prices for oil and natural gas. Furthermore, if we do not engage in hedging transactions, we may be more adversely affected by declines in oil and natural gas prices than our competitors who engage in hedging transactions.

Competition in the oil and natural gas industry is intense, which may adversely affect our ability to compete.

      We operate in a highly competitive environment for acquiring oil and natural gas properties, marketing oil and natural gas and securing trained personnel. Many of our competitors possess and employ financial, technical and personnel resources substantially greater than ours, which can be particularly important in Gulf of Mexico activities. Those companies may be able to pay more for productive oil and natural gas properties and exploratory prospects and to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit. Our ability to acquire additional prospects and to discover reserves in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. Also, there is substantial competition for capital available for investment in the oil and natural gas industry. We cannot make assurances that we will be able to compete successfully in the future in acquiring prospective reserves, developing reserves, marketing hydrocarbons, attracting and retaining quality personnel and raising additional capital.

Risks Relating to the Offering

The market price of our common stock could be adversely affected by sales of substantial amounts of our common stock in the public markets.

      Our largest stockholders, Evercore, Energy Income Fund, L.P. and Richard A. Bachmann, our chairman, president and chief executive officer, could sell a substantial number of shares of our common stock in the public market, either pursuant to exemptions afforded to affiliates under Rule 144 under the Securities Act or pursuant to an effective registration statement. Affiliates may sell under Rule 144 of the Securities Act the greater of 1% of the number of shares of common stock then outstanding and the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a required notice of such sale. Such sales by our largest stockholders, sales by other securityholders or the perception that such sales might occur, could have a material adverse effect on the price of our common stock or could impair our ability to obtain capital through an offering of equity securities.

      Additionally, as of March 27, 2003, we had outstanding warrants and Series D exchangeable convertible preferred stock that can be exchanged or exercised for a total of up to 8,371,300 shares of our common stock. All of the common stock underlying the warrants and Series D preferred stock is freely tradable upon resale pursuant to a prospectus filed with the Securities and Exchange Commission. Also in connection with our acquisition of Hall-Houston, we entered into an earnout agreement. Depending on the performance of the oil and natural gas properties subject to the agreement, we could issue up to $40,000,000 market value of our common stock to the participants under the agreement, and such common stock is required to be publicly registered under the agreement.

The market price of our common stock has experienced substantial volatility and may continue to do so in the future.

      Since our initial public offering in November 2000 at a price of $15.00 per share, the trading price for our common stock on the New York Stock Exchange has declined to $10.30 as of April 1, 2003. The market price of our common stock may not exceed or even remain at current levels. The following factors may have an adverse impact on the market price of our common stock:

—	lack of success in our drilling activities, including exploratory drilling;

—	fluctuations in oil and natural gas prices;

—	market conditions for oil and natural gas stocks;

—	market conditions generally;

—	governmental regulation; and

—	fluctuations in our operating results.

Provisions in our organizational documents and under Delaware law could delay or prevent a change in control of our company, which could adversely affect the price of our common stock.

      The existence of some provisions in our organizational documents and under Delaware law could delay or prevent a change in control of our company, which could adversely affect the price of our common stock. The provisions in our certificate of incorporation and bylaws that could delay or prevent an unsolicited change in control of our company include:

—	the board of directors’ ability to issue shares of preferred stock and determine the terms of the preferred stock without approval of common stockholders; and

—	a prohibition on the right of stockholders to call meetings and a limitation on the right of stockholders to act by written consent and to present proposals or make nominations at stockholder meetings.

      In addition, Delaware law imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. Evercore is generally exempted from these provisions.

FORWARD LOOKING STATEMENTS

      All statements other than statements of historical fact contained in this prospectus, the documents incorporated by reference in this prospectus and other written or oral statements made by us or on our behalf, are forward-looking statements. When used herein, the words “anticipates,” “expects,” “believes,” “goals,” “intends,” “plans,” or “projects” and similar expressions are intended to identify forward-looking statements. It is important to note that forward-looking statements are based on a number of assumptions about future events and are subject to various risks, uncertainties and other factors that may cause our actual results to differ materially from the views, beliefs and estimates expressed or implied in such forward-looking statements. We refer you specifically to the section entitled “Risk Factors,” as well as the disclosure contained in our latest annual report on Form 10-K and the other documents incorporated by reference herein. Although we believe that the assumptions on which any forward-looking statements in this prospectus and periodic reports filed by us are reasonable, no assurance can be given that such assumptions will prove correct. All forward-looking statements in this document are expressly qualified in their entirety by the cautionary statements in this paragraph and elsewhere in this prospectus.

USE OF PROCEEDS

      We estimate that we will receive net proceeds from this offering of approximately $37,580,000, after deducting discounts and commissions and estimated offering expenses payable by us. We expect to use the net proceeds of the offering to repay a portion of our outstanding borrowings under our revolving credit facility. At March 31, 2003, we had $80,000,000 outstanding and $20,000,000 available for borrowing under our revolving credit facility. Using the net proceeds to repay a portion of our outstanding borrowings will increase our flexibility in pursuing acquisitions. Our revolving credit facility is available through March 30, 2005 and permits both prime rate based borrowings and LIBOR borrowings plus a floating spread that is based on our utilization of the facility. The spread can range from 1.50% to 2.25% above LIBOR and 0% to 0.75% above prime. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

PRICE RANGE OF COMMON STOCK

      Our common stock is listed on the New York Stock Exchange under the symbol “EPL.” The following table sets forth, for the periods indicated, the range of the high and low sales prices of our common stock as reported by the New York Stock Exchange.

	High	Low

2001
First Quarter	$13.63	$9.25
Second Quarter	14.00	9.00
Third Quarter	13.98	6.60
Fourth Quarter	8.60	5.60
2002
First Quarter	$8.63	$5.90
Second Quarter	9.30	6.51
Third Quarter	9.00	6.40
Fourth Quarter	11.80	7.70
2003
First Quarter	$11.60	$9.26

DIVIDEND POLICY

      We have not paid any cash dividends in the past on our common stock and do not intend to pay cash dividends on our common stock in the foreseeable future. We intend to retain earnings for the future operation and development of our business. Any future cash dividends to holders of common stock would depend on future earnings, capital requirements, our financial condition and other factors determined by our board of directors. In addition, the consent of Evercore is required to pay common stock dividends. We currently pay dividends on our Series D preferred stock under the terms of the preferred stock issuance.

CAPITALIZATION

      The following table sets forth our capitalization as of December 31, 2002:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the sale of the shares of our common stock by us in this offering and the anticipated use of the estimated net proceeds. Please read “Use of Proceeds.”

      You should read this table in conjunction with our financial statements and the notes to those financial statements incorporated by reference in this prospectus.

	As of December 31, 2002

	Actual	As Adjusted

	(In thousands)
Cash and cash equivalents	$116	$116

Long-term debt, including current maturities(1)	$103,779	$66,199
Stockholders’ equity:
Preferred stock: par value $1.00 per share; 1,700,000 shares authorized; 382,261 shares issued and outstanding; aggregate liquidation value $38,226,100.	35,359	35,359
Common stock: par value $0.01 per share; 50,000,000 shares authorized; 27,550,466 shares issued and outstanding actual; 31,589,818 shares issued and outstanding as adjusted	276	316
Additional paid-in capital	187,965	225,505
Accumulated other comprehensive loss	(2,171)	(2,171)
Accumulated deficit	(29,507)	(29,507)

Total stockholders’ equity	191,922	229,502

Total capitalization	$295,701	$295,701

(1)	At December 31, 2002, we had $65,000,000 outstanding under our revolving credit facility and at March 31, 2003, we had $80,000,000 outstanding. We intend to use the net proceeds of the offering to repay a portion of our outstanding borrowings under that facility.

SELECTED FINANCIAL DATA

      The following table shows selected consolidated financial data derived from our audited consolidated financial statements. The data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus and our consolidated financial statements and related notes incorporated by reference in this prospectus.

					January 29, 1998
	Years Ended December 31,				(Inception) To
					December 31,
	2002	2001	2000	1999	1998

	(In thousands, except per share data)
Statement of Operations Data:
Revenue	$134,031	$146,201	$103,236	$9,509	$1,966
Income (loss) from operations (1)	(6,357)	20,624	(8,721)	(835)	(311)
Net income (loss)	$(8,799)	$11,974	$(18,684)	$(2,284)	$(705)

Net income (loss) available to common stockholders (2)	$(12,129)	$11,974	$(25,387)	$(3,120)	$(705)

Basic net income (loss) per common share	(0.44)	0.45	$(2.27)	$(0.22)	$(0.09)

Diluted net income (loss) per common share	$(0.44)	$0.44	$(2.27)	$(0.22)	$(0.09)

Cash flows provided by (used in):
Operating activities	$25,417	$91,847	$50,703	$(4,594)	$8,044
Investing activities	(54,380)	(121,067)	(130,378)	(19,233)	(27,081)
Financing activities	29,079	25,871	60,742	45,457	19,689

	As of December 31,

	2002	2001	2000	1999	1998

	(In thousands)
Balance Sheet Data:
Total assets	$384,220	$242,777	$208,149	$69,276	$40,015
Long-term debt, excluding current maturities	103,687	25,408	100	10,150	20,000
Mandatorily redeemable preferred stock	—	—	—	56,475	—
Stockholders’ equity	191,922	164,867	150,591	(3,815)	(694)

(1)	The 2000 loss from operations includes a one time non-cash stock compensation charge for shares released from escrow to management and director stockholders of $38.2 million and a non-cash charge of $2.1 million for bonus shares awarded to employees at the time of the initial public offering. The after-tax amount of these charges totaled $39.5 million. Although these charges reduced our net income, they increased paid-in-capital and thus did not result in a net reduction of total stockholders’ equity.

(2)	Net loss available to common stockholders is computed by subtracting preferred stock dividends and accretion of discount of $3.3 million from net loss for the year ended December 31, 2002 and by subtracting preferred stock dividends and accretion of issuance costs of $6.7 million and $0.8 million for the years ended December 31, 2000 and 1999, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

      We are an independent oil and natural gas exploration and production company, incorporated in January 1998, with operations concentrated in the shallow to moderate depth waters of the Gulf of Mexico Shelf.

      We use the successful efforts method of accounting for our investment in oil and natural gas properties. Under this method, we capitalize lease acquisition costs, costs to drill and complete exploration wells in which proven reserves are discovered and costs to drill and complete development wells. Seismic, geological and geophysical, and delay rental expenditures are expensed as incurred. We conduct many of our exploration and development activities jointly with others and, accordingly, recorded amounts for our oil and natural gas properties reflect only our proportionate interest in such activities.

      On March 31, 2000, we acquired the 80% working interest in South Timbalier 26 that we did not previously own and subsequently, on April 20, 2000, sold 50% of our working interest in South Timbalier 26. On March 31, 2000, we closed the purchase of an average 96.1% working interest in the East Bay field and in September 2000, we closed the acquisition of a 14.5% working interest in South Timbalier 22, 23 and 27.

      On January 15, 2002, we acquired Hall-Houston for consideration of $88.3 million and the assumption of Hall-Houston’s working capital deficit. The consideration included the issuance of $38.4 million of 11% Senior Subordinated Notes due 2009. We also issued Series D Exchangeable Convertible Preferred Stock with a fair value at the issue date of $34.7 million ($38.4 million face amount) with an effective dividend rate of 10%. The acquisition moved our operations to a more balanced oil and natural gas reserves and production profile and reduced our production exposure to any particular field. Through the acquisition we added 59.1 Bcfe of proved reserves in January 2002, 98% of which were natural gas. The acquisition also included 10 producing properties and 12 offshore exploratory blocks.

      We have included the results of operations from the East Bay and South Timbalier 26 acquisitions from the closing date of March 31, 2000, the South Timbalier 22, 23 and 27 from the closing date of September 7, 2000 and the Hall-Houston acquisition from the closing date of January 15, 2002. These acquisitions have significantly affected our results of operations and production growth.

      For the foregoing reasons, the East Bay, South Timbalier 26, South Timbalier 22, 23 and 27 and Hall-Houston acquisitions will affect the comparability of our historical results of operations with results of operations from year to year.

      On November 1, 2000, we consummated our initial public offering of 5.75 million shares of common stock. After payment of underwriting discounts and commissions, we received net proceeds of $80.2 million on November 7, 2000. With the proceeds, we retired outstanding debt of $73.9 million and paid approximately $5.1 million to redeem outstanding Series C Preferred Stock.

      Our revenue, profitability and future growth rate depend substantially on factors beyond our control, such as economic, political and regulatory developments and competition from other sources of energy. Oil and natural gas prices historically have been volatile and may fluctuate widely in the future. Sustained periods of low prices for oil and natural gas could materially and adversely affect our financial position, our results of operations, the quantities of oil and natural gas reserves that we can economically produce and our access to capital. See “Risk Factors” for a more detailed discussion of these risks.

Results of Operations

      The following table presents information about our oil and natural gas operations.

	Years Ended December 31,

	2002	2001	2000

Net production (per day):
Oil (Bbls)	8,148	10,358	7,622
Natural gas (Mcf)	54,150	34,562	15,781
Total (Boe)	17,173	16,118	10,252
Oil & gas revenues (in thousands):
Oil	$70,311	$88,633	$72,141
Natural gas	63,835	55,511	28,751
Total	134,146	144,144	100,892
Average sales prices (1):
Oil (per Bbl)	$23.64	$23.44	$25.86
Natural gas (per Mcf)	3.23	4.40	4.98
Total (per Boe)	21.40	24.50	26.89
Average costs (per Boe):
Lease operating expense	$5.49	$6.21	$6.46
Taxes, other than on earnings	1.05	1.22	1.69
Depreciation, depletion and amortization	10.29	7.97	6.82

(1)	Net of the effect of hedging transactions.

  Production

      Crude Oil and Condensate. Our net oil production for 2002 decreased to 8,148 Bbls per day from 10,358 Bbls per day in 2001. The decrease is the result of fewer workovers/recompletions on oil wells in 2002 combined with the impact of tropical weather in the Gulf of Mexico and natural reservoir declines.

      Our net oil production for 2001 increased to 10,358 Bbls per day from 7,622 Bbls per day in 2000. The increase was the result of 33 successful oil well operations, which commenced production in 2001 combined with a full year of production from the acquisitions we made in 2000, and was partially offset by natural declines from other producing wells.

      Natural Gas. Our net natural gas production for 2002 increased to 54,150 Mcf per day from 34,562 Mcf per day in 2001. The increase is the result of natural gas volumes added in the acquisition of Hall-Houston combined with new production from natural gas wells completed during the year and was partially offset by tropical weather in the Gulf of Mexico and natural reservoir declines.

      Our net natural gas production for 2001 increased to 34,562 Mcf per day from 15,781 Mcf per day in 2000. The increase was the result of 43 successful natural gas well operations which commenced production in 2001 combined with a full year of production from the acquisitions we made in 2000, and was partially offset by natural declines from other producing wells.

  Realized Prices

      Crude Oil and Condensate. Our average realized oil price in 2002 was $23.64 per Bbl, consistent with the average realized price of $23.44 per Bbl in 2001. Hedging activities in 2002 reduced oil price realizations by $0.51 per Bbl or 2% from the $24.15 per Bbl that would have otherwise been received. In 2001, hedging activities reduced oil price realizations by $1.10 per Bbl or 4% from the $24.54 per Bbl that would have otherwise been received.

      Our average realized oil price in 2001 was $23.44 per Bbl, a decrease of 9% from an average realized price of $25.86 per Bbl in 2000. Hedging activities in 2001 reduced oil price realizations by $1.10 per Bbl or 4% from the $24.54 per Bbl that would have otherwise been received. In 2000, hedging activities reduced oil price realizations by $3.80 per Bbl or 13% from the $29.66 per Bbl that would have otherwise been received.

      Natural Gas. Our average realized natural gas price in 2002 was $3.23 per Mcf, a significant decrease of 27% from an average realized price of $4.40 per Mcf in 2001. Hedging activities in 2002 reduced natural gas realizations by $0.18 per Mcf from the $3.41 per Mcf that would have otherwise been received. Hedging activities in 2001 increased natural gas realizations by $0.05 per Mcf from the $4.35 per Mcf that would have otherwise been received.

      Our average realized natural gas price in 2001 was $4.40 per Mcf, a decrease of 12% from an average realized price of $4.98 per Mcf in 2000. Hedging activities in 2001 increased natural gas realizations by $0.05 per Mcf from the $4.35 per Mcf that would have otherwise been received. We did not have hedging positions for natural gas related to 2000 production.

  Revenues and Net Income

      Our oil and natural gas revenues decreased to $134.1 million in 2002 from $144.1 million in 2001. Although production volumes increased 7% on a barrel of oil equivalent basis, the 27% decline in natural gas price realizations more than offset this benefit and resulted in lower revenues.

      Our oil and natural gas revenues increased to $144.1 million in 2001 from $100.9 million in 2000. The increase in revenues was primarily due to higher production volumes reflecting a full year of production from the acquisitions in 2000 combined with current year drilling activities. The impact of these increases was partially offset by lower commodity prices.

      We recognized a net loss of $8.8 million in 2002 compared to net income of $12.0 million in 2001. The decrease in net income was primarily due to the decrease in oil and natural gas revenues previously discussed, combined with higher depletion, depreciation and amortization expense incurred primarily as a result of the Hall-Houston acquisition. We recognized net income of $12.0 million in 2001 compared to a loss of $18.7 million in 2000. The following items had a significant impact on our net income or loss in 2002, 2001 and 2000 and affect the comparability of our results of operations for those years:

•	In March 2002, in connection with management’s plan to reduce costs and effectively combine the operations of Hall-Houston with ours, we executed a severance plan and recorded an expense of $1.2 million.

•	In December 2001, we purchased a financially-settled put swaption (the “put swaption”), which provided us with a financially-settled natural gas swap at $2.95 per Mmbtu for 30,000 Mmbtu per day for the period from February 2002 through January 2003. The put swaption also provided us the option to cancel the swap on January 15, 2002. In the fourth quarter of 2001, we recognized an expense of $1.9 million, related to the change in time value of the option portion of the contract compared to $0.5 million expensed in January 2002 related to the remaining change in time value. This expense is classified as other revenue in the consolidated statements of operations in 2002 and 2001.

•	We recorded business interruption income of $3.5 million in 2001 compared to $1.8 million in 2000 as a result of the rupture of a high-pressure natural gas transfer line at our East Bay field. The rupture occurred in November 2000 and the transfer line was restored to service in February 2001. This income is classified as other revenue in the consolidated statements of operations in 2001 and 2000.

•	The net loss in 2000 is attributed to one-time non-cash stock compensation charges related to the initial public offering. We recognized charges of $38.2 million related to the release to management and director stock holders of shares placed in escrow in 1999 and $2.1 million related to bonus shares awarded to employees. After tax, these charges totaled $39.5 million. Although these charges reduced our net income, they increased paid-in-capital and thus did not result in a net reduction of total stockholders’ equity. Excluding the effect of the charges, we had net income of $20.8 million in 2000.

  Operating Expense

      Operating expenses were impacted by the following:

•	Lease operating expense decreased $2.1 million to $34.4 million in 2002. The decrease is attributable to the concerted effort to reduce operating costs, primarily at our East Bay field, which more than offset additional costs from the Hall-Houston properties.

Lease operating expense increased $12.3 million to $36.5 million in 2001. The increase was primarily attributable to a full year of operations from the acquisitions we made in 2000.

•	Taxes, other than on earnings decreased $0.6 million to $6.6 million in 2002. This reduction was due to the decrease in the production volumes and prices received for our oil production on state leases subject to Louisiana severance taxes.

Taxes, other than on earnings increased $0.9 million to $7.2 million in 2001. The increase in production taxes are primarily attributable to a full year of production from the acquisition of the East Bay field where a portion of the production is subject to Louisiana severance taxes and property taxes.

•	Exploration expenditures decreased $4.4 million to $10.7 million in 2002. The expense in 2002 is primarily the result of an increase in seismic expenditures and delay rentals to $4.8 million and a decrease in dry hole charges to $5.9 million as a result of exploratory wells drilled during the year, which were found to be not commercially productive.

Exploration expenditures increased $13.4 million to $15.1 million in 2001. The expense in 2001 is primarily the result of seismic expenditures and delay rentals of $1.5 million and dry hole charges of $13.6 million as a result of our increased exploration program in 2001.

•	Depreciation, depletion and amortization increased $17.6 million to $64.5 million in 2002. The increase was due to the increased depreciable asset base resulting from the acquisition of Hall-Houston and drilling activities subsequent to December 31, 2001, increased production volumes, amortization of unproved leases awarded at the March 2002 lease sale and acquired with Hall-Houston and downward reserve revisions due to prices at December 31, 2001. This expense includes $6.8 million for the accrual of abandonment liabilities as compared to $8.1 million in 2001.

Depreciation, depletion and amortization increased $21.3 million to $46.9 million in 2001. This expense includes $8.1 million for the accrual of abandonment liabilities compared to $5.8 million in 2000. The overall increase was primarily due to increased production volumes and an increased depreciable asset base resulting primarily from development activities.

•	Other general and administrative expenses increased $4.3 million to $22.5 million in 2002. The increase was primarily due to a litigation settlement ($2.0 million), increased insurance costs ($0.9 million), increased rent and other office costs ($1.0 million) and other costs associated with the combination of Hall-Houston’s operations with ours primarily in the first quarter of 2002 as we assimilated Hall-Houston.

Other general and administrative expenses increased $7.1 million to $18.2 million in 2001. The increase was primarily due to the hiring of additional personnel ($2.3 million), increased consultant fees ($0.7 million), increased insurance costs ($1.6 million), increased information technology costs ($0.7 million), $0.3 million to fully reserve our hedge contract receivable from Enron and other costs associated with our increased operations.

•	Non-cash stock-based compensation expense of $0.5 million was recognized in 2002, a decrease of $1.2 million from 2001. This expense relates to restricted stock and stock option grants made to employees.

Non-cash stock-based compensation expense of $1.7 million was recognized in 2001, a decrease of $1.1 million from 2000. This expense relates to restricted stock and stock option grants made to employees.

  Other Income and Expense

      Interest. Interest expense increased $5.1 million to $7.0 million in 2002. The increase was a result of increased borrowings under our bank facility and the issuance of Senior Subordinated Notes on January 15, 2002 related to the acquisition of Hall-Houston.

      Interest expense decreased $5.5 million to $1.9 million in 2001. The decrease is a result of lower interest rates and the repayment of borrowings under our bank credit facility, which had been drawn for the acquisitions completed on March 31, 2000.

      Gain on Sale of Oil and Natural Gas Assets. On April 20, 2000, we sold 50% of our working interest in the South Timbalier 26 field, resulting in a gain of approximately $7.8 million.

Liquidity And Capital Resources

      The decline in revenues we experienced in 2002 in combination with the assumption of Hall-Houston’s working capital deficit significantly reduced our cash flows from operations during 2002. Cash flows from operating activities totaled $25.4 million in 2002. Our future cash flows from operations before changes in working capital will depend on our ability to maintain and increase production through our development and exploratory drilling program, as well as the prices of oil and natural gas.

      Net cash of $54.4 million used in investing activities in 2002 primarily included the $10.7 million of cash paid in conjunction with the acquisition of Hall-Houston, which is net of $1.9 million in cash received, oil and natural gas property capital and exploration expenditures of $43.0 million and lease acquisitions of $1.9 million. Exploration expenditures incurred are excluded from operating cash flows and included in investing activities. During 2002, we completed 17 drilling projects and 27 recompletion/workover projects, 34 of which were successful. During 2001, we completed 22 drilling projects and 66 recompletion/workover projects, 76 of which were successful.

      We financed the amount by which our capital expenditures exceeded cash flows from operations by increasing our borrowings against our bank credit facility. Our bank credit facility, as amended on November 1, 2002, consists of a revolving line of credit with a group of banks available through March 30, 2005 (the “bank facility”). The bank facility currently has a borrowing base of $100 million that is subject to redetermination based on the proved reserves of the oil and natural gas properties that serve as collateral for the bank facility as set out in the reserve report delivered to the banks each April 1 and October 1. The bank facility permits both prime rate based borrowings and London interbank offered rate (“LIBOR”) borrowings plus a floating spread. The spread will float up or down based on our utilization of the bank facility. The spread can range from 1.50% to 2.25% above LIBOR and 0% to 0.75% above prime. The borrowing base under the bank facility is secured by substantially all of our assets. The bank facility contains customary events of default and requires that we satisfy various financial covenants. At March 31, 2003, we had $80 million outstanding and $20 million of credit capacity available under the bank facility. Also included in long-term debt in the consolidated balance sheet is $38.4 million of Senior Subordinated Notes, which are due January 2009.

      We have experienced and expect to continue to experience substantial working capital requirements, primarily due to our active capital expenditure program. We believe that cash flows from operations before changes in working capital will be sufficient to meet our capital requirements for at least the next twelve months and reduce borrowings under our bank facility to levels in effect at year end 2002. Availability under the bank facility will be used to balance short-term fluctuations in working capital requirements. However, additional financing may be required in the future to fund our growth.

      Our 2003 capital expenditure budget is focused on exploration, exploitation and development activities on our proved properties combined with moderate and higher risk exploratory activities on undeveloped leases. We currently intend to allocate approximately 65% of our budget on an annual basis on low risk exploitation and development activities, approximately 25% to moderate risk exploration opportunities and approximately 10% to higher risk, higher potential exploration opportunities. Our capital expenditure budget for 2003 is currently approximately $90 million. The level of our capital expenditure budget is based on many factors, including results of our drilling program, oil and natural gas prices, industry conditions, participation by other working interest owners and the costs of drilling rigs and other oilfield goods and services. Should actual conditions differ materially from expectations, some projects may be accelerated or deferred and, consequently, may increase or decrease total 2003 capital expenditures.

Long-Term Debt and Lease Obligations

      The following summarizes our obligations under long-term debt and operating lease obligations as of December 31, 2002:

	Payments Due By Period

	Total	1 Year	2-3 Years	4-5 Years	Thereafter

	(In thousands)
Long-term debt	$103,779	$92	$65,207	$109	$38,371
Operating leases	17,465	2,339	4,846	4,830	5,450

	$121,244	$2,431	$70,053	$4,939	$43,821

Hedging Activities

      We enter into hedging transactions with major financial institutions to reduce exposure to fluctuations in the price of oil and natural gas. We also distribute our hedging transactions to a variety of financial institutions to reduce our exposure to counterparty credit risk. Our hedging program uses financially-settled crude oil and natural gas swaps, zero-cost collars and a combination of options used to provide floor prices with varying upside price participation. Our hedges are benchmarked to the New York Mercantile Exchange West Texas Intermediate crude oil contract and Henry Hub natural gas contracts. With a financially-settled swap, the counterparty is required to make a payment to us if the settlement price for any settlement period is below the hedged price for the transaction, and we are required to make a payment to the counterparty if the settlement price for any settlement period is above the hedged price for the transaction. With a zero-cost collar, the counterparty is required to make a payment to us if the settlement price for any settlement period is below the floor price of the collar, and we are required to make a payment to the counterparty if the settlement price for any settlement period is above the cap price of the collar. In some hedges, we have modified our collar to provide full upside participation after a limited non-participation range. We had the following contracts as of December 31, 2002:

Natural Gas Positions

			Volume (Mmbtu)

Remaining Contract Term	Contract Type	Strike Price ($/Mmbtu)	Daily	Total

01/03	Swap	$2.95	30,000	930,000
02/03 – 01/04	Collar	$3.50/$5.40	10,000	3,650,000
02/03 – 01/04	Collar	$3.50/$5.25	10,000	3,650,000

Crude Oil Positions

			Volume (Bbls)

Remaining Contract Term	Contract Type	Strike Price ($/Bbl)	Daily	Total

01/03 – 12/03	Swap	$26.36	2,000	730,000

      Subsequent to December 31, 2002 we entered into the following contracts:

Natural Gas Positions

			Volume (Mmbtu)

Remaining Contract Term	Contract Type	Strike Price ($/Mmbtu)	Daily	Total

03/03 – 06/03	Swap	$5.16	10,000	1,220,000
04/03 – 06/03	Combination Options	$4.67/$6.06/$6.16	15,000	1,365,000
02/04 – 12/04	Collar	$3.50/$8.00	10,000	3,350,000

Crude Oil Positions

			Volume (Bbls)

Remaining Contract Term	Contract Type	Strike Price ($/Bbl)	Daily	Total

01/03 – 12/03	Swap	$27.25	1,000	365,000
02/03 – 06/03	Swap	$30.72	1,000	150,000

      On January 1, 2001, we adopted Statement of Financial Accounting Standards No. 133 (“Statement 133”), as amended, Accounting for Derivative Instruments and Hedging Activities. Statement 133 establishes accounting and reporting standards requiring that derivative instruments, including certain derivative instruments embedded in other contracts, be recorded at fair market value and included as either assets or liabilities in the balance sheet. The accounting for changes in fair value depends on the intended use of the derivative and the resulting designation, which is established at the inception of the derivative. Special accounting for qualifying hedges allows a derivative’s gains and losses to offset related results on the hedged item in the statement of operations. For derivative instruments designated as cash-flow hedges, changes in fair value, to the extent the hedge is effective, will be recognized in other comprehensive income (a component of stockholders’ equity) until settled, when the resulting gains and losses will be recorded in earnings. Hedge ineffectiveness is measured at least quarterly based on the relative changes in fair value between the derivative contract and the hedged item over time. Any change in fair value resulting from ineffectiveness, as defined by Statement 133, is charged currently to earnings.

      Our hedged volume as of December 31, 2002 approximated 26% of our estimated production from proved reserves through the balance of the terms of the contracts.

      We may in the future enter into these and other types of hedging arrangements to reduce our exposure to fluctuations in the market prices of oil and natural gas. Hedging transactions expose us to risk of financial loss in some circumstances, including if production is less than expected, the other party to the contract defaults on its obligations, or there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received. Hedging transactions may limit the benefit we would have otherwise received from increases in the prices for oil and natural gas. Furthermore, if we do not engage in hedging transactions, we may be more adversely affected by declines in oil and natural gas prices than our competitors who engage in hedging transactions.

Critical Accounting Policies

      In preparing our financial statements in accordance with accounting principles generally accepted in the United States, management must make a number of estimates and assumptions related to the reporting of assets, liabilities, revenues, and expenses and the disclosure of contingent assets and liabilities. Application of certain of our accounting policies requires a significant number of estimates. These accounting policies are described below.

•	Successful efforts method – We utilize the successful efforts method to account for exploration and development expenditures. Successful exploratory drilling costs and all development capital expenditures are capitalized and systematically charged to expense using the units of production method based on proved developed oil and natural gas reserves as estimated by our internal engineers and independent petroleum engineers. We also use proved developed reserves to recognize expense for future estimated dismantlement and abandonment costs. Although the engineers are knowledgeable of and follow the guidelines for reserves as established by the U.S. Securities and Exchange Commission, the estimation of reserves requires the engineers to make a significant number of assumptions based on professional judgment. Estimated reserves are, therefore, often subject to future revision, certain of which could be substantial, based on the availability of additional information, including: reservoir performance, new geological and geophysical data, additional drilling, technological advancements, price changes and other economic factors. Changes in oil and natural gas prices can lead to a decision to start-up or shut-in production, which can lead to revisions to reserve quantities. Reserve revisions inherently lead to adjustments of depreciation rates utilized by us. We cannot predict the types of reserve revisions that will be required in future periods.

•	Impairment of properties – We continually monitor our long-lived assets recorded in property and equipment in our consolidated balance sheet to make sure that they are fairly presented. We must evaluate our properties for potential impairment when circumstances indicate that the carrying value of an asset could exceed its fair value. A significant amount of judgment is involved in performing these evaluations since the results are based on estimated future events. Such events include a projection of future oil and natural gas sales prices, an estimate of the ultimate amount of recoverable oil and natural gas reserves that will be produced from a field, the timing of this future production, future costs to produce the oil and natural gas, and future inflation levels. The need to test a property for impairment can be based on several factors, including a significant reduction in sales prices for oil and/or natural gas, unfavorable adjustments to reserves, or other changes to contracts, environmental regulations or tax laws. All of these factors must be considered when testing a property’s carrying value for impairment. We cannot predict the need for, nor estimate the amount of, impairment charges that may be recorded in the future.

•	Derivative instruments and hedging activities – We enter into hedging transactions for our oil and natural gas production to reduce our exposure to fluctuations in the price of oil and natural gas. Our hedging transactions have to date consisted primarily of financially-settled swaps, zero-cost collars and combination options with major financial institutions. We may in the future enter into these and other types of hedging arrangements to reduce our exposure to fluctuations in the market prices of oil and natural gas. Under the provisions of Statement 133, we are required to record our derivative instruments at fair market value as either assets or liabilities in our consolidated balance sheet. The fair value recorded is an estimate based on future commodity prices available at the time of the calculation. The fair market value could differ from actual settlements if the other party to the contract defaults on its obligations or there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received.

New Accounting Policies

      In 2001, the Financial Accounting Standards Board (“FASB”) issued Statement 143, Accounting for Asset Retirement Obligations (“Statement 143”). Statement 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred, a corresponding increase in the carrying amount of the related long-lived asset and is effective for fiscal years beginning after June 15, 2002. We will adopt Statement 143 effective January 1, 2003, using the cumulative effect approach to recognize transition amounts for asset retirement obligations, asset retirement costs and accumulated depreciation. We currently record estimated costs of dismantlement, removal, site restoration and similar activities as part of our depreciation, depletion and amortization for oil and natural gas properties and record a separate liability for such amounts in other liabilities. The effect of Statement 143 on our results of operations and financial condition at adoption is expected to include a net increase in long-term liabilities of $14.2 million; an increase in net property, plant and equipment of $17.8 million; a cumulative effect of adoption income of $2.3 million net of deferred income taxes and a deferred tax liability of $1.3 million. Subsequent to adoption, we do not expect this standard to have a material impact on our financial position or our results of operations.

      During the second quarter of 2002, the FASB issued Statement 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections (“Statement 145”). This statement rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishments of Debt, and requires that all gains and losses from extinguishments of debt should be classified as extraordinary items only if they meet the criteria in APB No. 30. Applying APB No. 30 will distinguish transactions that are part of an entity’s recurring operations from those that are unusual or infrequent or that meet the criteria for classification as an extraordinary item. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in APB No. 30 for classification as an extraordinary item must be reclassified. We will adopt the provisions related to the rescission of SFAS No. 4 as of January 1, 2003. The adoption of Statement 145 is not expected to have an impact on our results of operations or financial position.

      In June 2002, the FASB issued Statement 146, Accounting for Costs Associated with Exit or Disposal Activities (“Statement 146”). Statement 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and requires that liabilities associated with these costs be recorded at their fair value in the period in which the liability is incurred. Statement 146 will be effective for disposal activities initiated after December 31, 2002. We will adopt the provisions related to Statement 146 as of January 1, 2003; however, the adoption is not expected to have an impact on our results of operations or financial position.

      In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”). FIN 45 requires a company to recognize a liability for the obligations it has undertaken in issuing a guarantee. This liability would be recorded at the inception of a guarantee and would be measured at fair value. The measurement provisions of this statement apply prospectively to guarantees issued or modified after December 31, 2002. The disclosure provisions apply to financial statements for periods ending after December 15, 2002. We do not currently have guarantees that require disclosure. We will adopt the measurement provisions of this statement in the first quarter of 2003 and the adoption is not expected to have a material effect on our financial position or results of operations.

      In December 2002, the FASB issued Statement 148, Accounting for Stock-Based Compensation — Transition and Disclosure (“Statement 148”). Statement 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, Statement 148 amends the disclosure requirements of Statement 123, “Accounting for Stock-Based Compensation,” to require more prominent and frequent disclosures in financial statements about the effects of stock-based compensation. The transition guidance and annual disclosure provisions of Statement 148 are effective for fiscal years ending after December 15, 2002, while the interim disclosure provisions are effective for periods beginning after December 15, 2002. We are currently assessing the impact of the transition options presented in Statement 148 and adoption of the disclosure provisions required by Statement 148 are included in our Form 10-K for the year ended December 31, 2002.

      In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 requires a company to consolidate a variable interest entity if it is designated as the primary beneficiary of that entity even if the company does not have a majority of voting interest. A variable interest entity is generally defined as a entity where its equity is unable to finance its activities or where the owners of the entity lack the risk and rewards of ownership. The provisions of FIN 46 apply immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. The adoption of FIN 46 is not currently expected to have an effect on our financial position or results of operations when adopted.

Quantitative and Qualitative Disclosures About Market Risk

  Interest Rate Risk

      We are exposed to changes in interest rates. Changes in interest rates affect the interest earned on our cash and cash equivalents and the interest rate paid on borrowings under our bank facility. Under our current policies, we do not use interest rate derivative instruments to manage exposure to interest rate changes. At December 31, 2002, $65 million of our long-term debt had variable interest rates, while the remaining long-term debt had fixed interest rates. If market interest rates average 1% higher or lower in 2003 than in 2002, interest expense on variable rate debt would increase (decrease), and loss before income taxes would increase (decrease) by approximately $0.7 million based on the total variable rate debt outstanding at December 31, 2002.

  Commodity Price Risk

      Our revenues, profitability and future growth depend substantially on prevailing prices for oil and natural gas. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow and raise additional capital. The amount we can borrow under the bank facility is subject to periodic redetermination based in part on changing expectations of future prices. Lower prices may also reduce the amount of oil and natural gas that we can economically produce. We currently sell all of our oil and natural gas production under price sensitive or market price contracts.

      We use derivative commodity instruments to manage commodity price risks associated with future oil and natural gas production. See “— Hedging Activities” for our contracts as of December 31, 2002.

      Our hedged volume as of December 31, 2002 approximated 26% of our estimated production from proved reserves through the balance of the terms of the contracts. Had these contracts been terminated at December 31, 2002, we estimate the loss would have been $3.4 million.

      We use a sensitivity analysis technique to evaluate the hypothetical effect that changes in the market value of crude oil and natural gas may have on fair value of our derivative instruments. At December 31, 2002, the potential change in the fair value of commodity derivative instruments assuming a 10% adverse movement in the underlying commodity price was a $4.1 million increase in the combined estimated loss.

      For purposes of calculating the hypothetical change in fair value, the relevant variables are the type of commodity (crude oil or natural gas), the commodities futures prices and volatility of commodity prices. The hypothetical fair value is calculated by multiplying the difference between the hypothetical price and the contractual price by the contractual volumes.

MANAGEMENT

Executive Officers and Directors

      The following table sets forth certain information regarding our executive officers and directors as of March 31, 2003. There are no family relationships among any of our executive officers and directors.

Name	Age	Position

Richard A. Bachmann	58	Chairman, President and Chief Executive Officer
Gary L. Hall	53	Vice Chairman
Suzanne V. Baer	55	Executive Vice President and Chief Financial Officer
Clinton W. Coldren	47	Executive Vice President and Chief Operating Officer
John H. Peper	50	Executive Vice President, General Counsel and Corporate Secretary
Bruce R. Sidner	53	Executive Vice President of Exploration
Austin M. Beutner	42	Director
John C. Bumgarner, Jr.	60	Director
Jerry D. Carlisle	57	Director
Harold D. Carter	64	Director
Robert D. Gershen	49	Director
William O. Hiltz	51	Director
Dr. Eamon M. Kelly	66	Director
John G. Phillips	80	Director

      Set forth below is a brief description of the business experience of each of our executive officers and directors.

      Richard A. Bachmann has been president and chief executive officer and chairman of the board of directors since our incorporation in January 1998. Mr. Bachmann began organizing our company in February 1997. From 1995 to January 1997, he served as director, president and chief operating officer of The Louisiana Land and Exploration Company (“LL&E”), an independent oil and gas exploration company. From 1982 to 1995, Mr. Bachmann held various positions with LL&E, including director, executive vice president, chief financial officer and senior vice president of finance and administration. From 1978 to 1981, Mr. Bachmann was treasurer of Itel Corporation. Prior to 1978, Mr. Bachmann served with Exxon International, Esso Central America, Esso InterAmerica and Standard Oil of New Jersey. He is also a director of Superior Energy Services, Inc.

      Gary L. Hall joined us in January 2002, following the closing of the Hall-Houston acquisition, as vice chairman and a member of our board of directors. Prior to joining us, Mr. Hall had been chairman of the board of directors and chief executive officer of Hall-Houston since it began operations in 1983. He has been involved in the oil and gas exploration and production business in the Gulf of Mexico since 1976, serving in various positions with major integrated and independent energy companies including Mobil Oil Company and Pogo Producing Company.

      Suzanne V. Baer joined us in April 2000 as vice president and chief financial officer and was promoted to executive vice president in May 2001. Ms. Baer has 33 years of financial management, investor relations and treasury experience in the energy industry. From July 1998 until March 2000, Ms. Baer had been vice president and treasurer of Burlington Resources Inc. and, from October 1997 to July 1998, was vice president and assistant treasurer of Burlington Resources. Prior to the merger of LL&E with Burlington Resources in 1997, Ms. Baer was vice president and treasurer of LL&E since 1995.

      Clinton W. Coldren joined us in March 1998 as vice president overseeing various operating activities and was promoted to executive vice president and chief operating officer in May 2001. Mr. Coldren has 26 years experience in the energy industry. Immediately prior to joining us, Mr. Coldren operated a small, family-owned project management company, Cenergy Corporation, since 1992. Mr. Coldren managed drilling and completion operations for Consolidated Natural Gas Company and participated in the establishment of Gulf Oil’s Drilling Technology Center. He began his career as a field production engineer, focused on domestic operating bases, specifically the Louisiana and Texas Gulf Coast.

      John H. Peper joined us in January 2002, following the closing of the Hall-Houston acquisition, as executive vice president, general counsel and corporate secretary. Prior to joining us, Mr. Peper had been senior vice president, general counsel and secretary of Hall-Houston since February 1993. Mr. Peper also served as a director of Hall-Houston since October 1991. For more than five years prior to joining Hall-Houston, Mr. Peper was a partner in the law firm of Jackson Walker, L.L.P., where he continued to serve in an of counsel capacity through 2001.

      Bruce R. Sidner joined us in January 2002, following the closing of the Hall-Houston acquisition, as executive vice president of exploration. Prior to joining us, Mr. Sidner had been vice-president, exploration, of Hall-Houston since February 1984. Mr. Sidner also served as a director of Hall-Houston since 1990. For the seven years prior to joining Hall-Houston, Mr. Sidner served in various positions with major integrated and independent energy companies including Exxon Production Research and Pogo Producing Company.

      Austin M. Beutner has been a director since January 2000. Mr. Beutner is President of Evercore Partners, which he co-founded in 1996. He also serves as chairman of Evercore Capital Partners and chairman and chief executive officer of Evercore Ventures. Mr. Beutner serves on the boards of directors of American Media, Inc., Business.com, Inc., Causeway Capital Management LLC, Continental Energy Services, Inc., Earthlink, Inc., Encoda Systems, Inc., Telenet Holding N.V. and Vertis, Inc. He also serves as a trustee of the California Institute of the Arts.

      John C. Bumgarner, Jr. has been a director since January 2000. Mr. Bumgarner is currently serving as managing member of Utica Plaza Management Company, a family-owned real estate company. Mr. Bumgarner was chief operating officer and president of strategic investments for Williams Communications Group, Inc., a high technology company, from May 2001 to November 2002. Williams Communications filed a Plan of Reorganization with the U.S. Bankruptcy Court for the Southern District of New York in August 2002. Mr. Bumgarner joined The Williams Companies, Inc. in 1977 and served as senior vice president of Williams Corporate Development and Planning and then served as president of Williams International Company prior to joining Williams Communications. Mr. Bumgarner is also a director of Management Planning Systems, Inc. and Sirenza Microdevices, Inc. Mr. Bumgarner is a former treasurer of Skelly Oil.

      Jerry D. Carlisle has been a director since March 2003. Mr. Carlisle has been an adjunct professor of management at the University of New Orleans since 1998 and vice president and director of DarC Marketing, Inc., a family-owned marketing company, since 1997. From 1983 to 1997, Mr. Carlisle was vice president, controller and chief accounting officer of LL&E and, from 1979 to 1983, he held various management positions at LL&E. Mr. Carlisle has a masters of business administration from Loyola University, is a certified public accountant, and serves as a trustee of the Mississippi State University Business School.

      Harold D. Carter has been a director since May 1998. Since 1995, Mr. Carter has been an independent oil and natural gas consultant and investment advisor. Mr. Carter is a director of Brigham Exploration Company, an advisory director of Abraxas Petroleum Corp., and former president of Sabine Corporation, an independent oil and gas exploration company.

      Robert D. Gershen has been a director since May 1998. Mr. Gershen is president of Associated Energy Managers, LLC, an investment management firm specializing in private equity investments in the energy sector. He is also a managing director of the general partner of Energy Income Fund, an investment fund. Since 1989, Mr. Gershen has managed, through Associated Energy Managers, three funds that invest in energy companies in the United States.

      William O. Hiltz has been a director since November 2000. Mr. Hiltz is a principal of Evercore Partners and has been since joining that firm in October 2000. From April 1995 until October 2000, Mr. Hiltz was a managing director and head of the global energy group for UBS Warburg LLC and its predecessor firms, SBC Warburg Dillon Read and Dillon, Read & Co. Inc.

      Dr. Eamon M. Kelly has been a director since May 1998. Since July 1998, Dr. Kelly has been president emeritus at Tulane University, where, from February 1981 until June 1998, he served as president. Dr. Kelly is a professor of international development at the Payson Center for International

Development and Technology Transfer at Tulane University, a director of Gabelli Asset Management, Inc., and a former director of LL&E.

      John G. Phillips has been a director since May 1998. Since 1995, Mr. Phillips has been an independent financial consultant. Mr. Phillips is former chairman, president and chief executive officer of LL&E and, since 1972, continues to serve as a director of the Whitney National Bank and Whitney Holding Corporation. Mr. Phillips retired from LL&E in 1985.

SELLING STOCKHOLDERS

      The table below sets forth with respect to the selling stockholders, based upon information available to us as of March 27, 2003, the number of shares of common stock beneficially owned, the number of shares of our common stock which are offered by this prospectus and the number and percentage of outstanding common stock that will be owned assuming the sale of all of the registered shares of our common stock under this prospectus. Beneficial ownership is determined in accordance with Securities and Exchange Commission rules and generally includes voting or investment power with respect to securities. Shares of our common stock that are issuable upon the exercise of outstanding options, warrants, conversion of preferred stock or exercise of other purchase rights are treated as outstanding for purposes of computing such selling stockholder’s ownership, to the extent exercisable or convertible within sixty days of the date of this prospectus, but are not deemed outstanding for any other person.

	Shares Beneficially Owned			Shares Beneficially Owned
	Prior to the Offering			After Offering(1)
			Number of
Name	Number	Percent(2)	Shares Offered	Number	Percent(2)

Energy Income Fund, L.P.(3)	4,689,525	16.9	970,874	3,718,651	11.8
Evercore Capital Partners L.P.(4)	6,168,263	22.3	1,252,100	4,916,163	15.6
Evercore Capital Offshore Partners L.P.(4)	1,629,686	5.9	330,811	1,298,875	4.1
Evercore Capital Partners (NQ) L.P.(4)	1,485,904	5.4	301,624	1,184,280	3.7
Evercore Co-Investment Partnership L.P.(4)	134,057	*	27,212	106,845	*
William O. Hiltz(5)	169,876	*	30,000	139,876	*

*	Represents beneficial ownership of less than 1%.

(1) The selling stockholders have granted the underwriters the right to purchase up to 1,019,417 additional shares of common stock to cover over-allotments.

(2) Percentages based on 27,706,323 shares outstanding as of March 27, 2003 before the offering and 31,589,818 shares outstanding after the offering.

(3) One of our directors, Mr. Gershen, is a managing director of the general partner of Energy Income Fund and has the sole power to vote and to dispose of all shares held by Energy Income Fund.

      The address for Energy Income Fund is 136 Dwight Road, Longmeadow, Massachusetts 01106.

(4) Based on a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2003. Evercore Partners L.L.C. is the general partner of the first three Evercore entities listed above and has sole voting and dispositive power of their shares. Evercore Co-Investment G.P. L.L.C. is the general partner of Evercore Co-Investment Partnership L.P. and has sole voting and dispositive power with respect to its shares. Two of our directors, Messrs. Beutner and Hiltz, are principals of Evercore and disclaim beneficial ownership of shares of our capital stock owned by Evercore. Additionally, Mr. Hiltz acquired 150,000 shares of our common stock prior to joining Evercore and prior to Evercore’s investment in the Company. Evercore disclaims beneficial ownership of these shares of common stock owned by Mr. Hiltz.

      The address for Evercore is 65 East 55th Street, 33rd Floor, New York, New York 10022.

(5) Includes (a) 12,000 shares of common stock subject to options granted under our 2000 Stock Option Plan for Non-Employee Directors which are currently exercisable and (b) 7,876 phantom shares accrued for Mr. Hiltz under our Stock and Deferral Plan for Non-Employee Directors. Mr. Hiltz has assigned his rights to the stock options and phantom shares and retains shared dispositive power with respect to these securities.

      Mr. Hiltz is a principal of Evercore and disclaims beneficial ownership of shares of our capital stock owned by Evercore. His shares in this table do not show his indirect interest in the shares held by Evercore.

DESCRIPTION OF CAPITAL STOCK

      Our restated certificate of incorporation authorizes the issuance of 50,000,000 shares of common stock, par value $0.01 per share, and 1,700,000 shares of preferred stock, par value $1.00 per share, of which 550,000 shares are designated Series D Exchangeable Convertible Preferred Stock. The common stock is the Company’s only outstanding class of securities that entitles holders to vote generally at meetings of the Company’s stockholders. Each share of common stock outstanding is entitled to one vote. As of March 27, 2003, there were 27,706,323 shares of common stock outstanding held by approximately 158 holders of record, excluding holders whose shares of record are held by brokers. As of March 27, 2003, there were 373,591 shares of the Series D preferred stock outstanding held by approximately 67 holders of record. Because the following description of our capital stock is a summary, it does not contain all the information that may be important to you. You should read our restated certificate of incorporation, as amended, and our bylaws, as amended, for more complete information.

Common Stock

      Holders of common stock are entitled to one vote per share with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Except as may be provided in connection with any preferred stock in a certificate of designation filed pursuant to the Delaware General Corporation Law or as may otherwise be required by law or our certificate of incorporation, the common stock is our only capital stock entitled to vote in the election of directors and on all other matters presented to our stockholders; provided that, except as required by law or our certificate of incorporation, holders of common stock are not entitled to vote on any amendment to our certificate of incorporation that solely relates to the terms of any outstanding series of preferred stock or the number of shares of such series and does not affect the number of authorized shares of preferred stock or the terms of the common stock if the holders of preferred stock are entitled to vote thereon. The common stock does not have cumulative voting rights.

      Subject to the prior rights of holders of preferred stock, if any, holders of common stock are entitled to receive dividends as may be lawfully declared from time to time by our board of directors. Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, holders of common stock will be entitled to receive such assets as are available for distribution to our stockholders after there shall have been paid or set apart for payment the full amounts necessary to satisfy any preferential or participating rights to which the holders of each outstanding series of preferred stock are entitled by the express terms of the series.

Preferred Stock

General

      Our board is empowered, without approval of our holders of common stock, to cause shares of preferred stock to be issued from time to time in one or more series, with the numbers of shares of each series and the terms of the shares of each series as fixed by our board. Among the specific matters that may be determined by our board are:

•	the designation of each series;

•	the number of shares of each series;

•	the rights in respect of dividends, if any;

•	whether dividends, if any, shall be cumulative or non-cumulative;

•	the terms of redemption, if any;

•	the rights in the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs;

•	rights and terms of conversion or exchange, if any;

•	restrictions on the issuance of shares of the same series or any other series, if any; and

•	voting rights, if any.

      You should read the certificate of designation relating to a particular series of preferred stock for specific terms.

      The issuance of shares of preferred stock, or the issuance of rights to purchase preferred stock, could be used to discourage an unsolicited acquisition proposal. For example, a business combination could be impeded by the issuance of a series of preferred stock containing class voting rights that would enable the holder or holders of such series to block any such transaction. Alternatively, a business combination could be facilitated by the issuance of a series of preferred stock having sufficient voting rights to provide a required percentage vote of our stockholders. In addition, under some circumstances, the issuance of preferred stock could adversely affect the voting power and other rights of the holders of common stock. Although prior to issuing any series of preferred stock our board is required to make a determination as to whether the issuance is in the best interests of our stockholders, our board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which our stockholders might receive a premium for their stock over prevailing market prices of such stock. Our board does not at present intend to seek stockholder approval prior to any issuance of currently authorized preferred stock, unless otherwise required by law or applicable stock exchange requirements.

Series D Preferred Stock

      As of March 27, 2003, we had outstanding $37.4 million liquidation preference of Series D exchangeable convertible preferred stock.

      The Series D preferred stock:

•	pays semi-annual dividends at annual rates increasing over time from 7% to 10%;

•	pays dividends in cash from the issue date until December 31, 2005, in cash or in additional shares of Series D preferred stock (at our option) after December 31, 2005 and on or before December 31, 2008, and in cash again from January 1, 2009 forward;

•	is convertible into our common stock at a conversion price of $8.54 per share, and therefore at March 27, 2003 is convertible in the aggregate into 4,374,600 shares of our common stock;

•	is redeemable at our option beginning in 2005;

•	is exchangeable (at our option) for convertible subordinated debt securities with similar economic terms and a seven year maturity in an aggregate principal amount equal to the liquidation preference of such preferred stock; and

•	is not mandatorily redeemable.

Provisions Affecting Control of Energy Partners

      Our bylaws provide that, in order for our stockholders to take action by written consent in lieu of a meeting, the consent be signed by the holders of shares of capital stock having not less than the greater of (1) the minimum number of votes that would be necessary to authorize the taking of the action at a meeting at which the holders of all shares entitled to be voted thereon were present and voted or (2) 85% of the total number of votes of the then outstanding shares of our capital stock entitled to vote. Our bylaws also prohibit stockholders from calling meetings. Our bylaws further establish an advance notice procedure with regard to business to be brought before an annual or special meeting of our stockholders and with regard to the nomination, other than by or at the direction of our board of directors, of candidates for election as directors. Although our bylaws do not give the board of directors any power to approve or disapprove stockholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed. They may also discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders. An affirmative vote by the holders of more than two thirds of our common stock is required to modify the advance notice procedure.

      The foregoing provisions of our bylaws and provisions of the Delaware General Corporation Law could have the following effects, among others:

•	delaying, deferring or preventing a change of control of our company;

•	delaying, deferring or preventing the removal of our existing management;

•	deterring potential acquirers from making an offer to our stockholders; and

•	limiting any opportunity of our stockholders to realize premiums over prevailing market prices of our common stock in connection with offers by potential acquirors.

      This could be the case notwithstanding that a majority of our stockholders might benefit from such a change of control or offer.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2003, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, the following respective numbers of shares of common stock:

Number of
Underwriter	Shares

Credit Suisse First Boston LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Jefferies & Company, Inc.
Howard Weil, a division of Legg Mason Wood Walker, Inc.
Johnson Rice & Company L.L.C.

Total	6,796,116

      The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

      The selling stockholders have granted to the underwriters a 30-day option to purchase up to 1,019,417 additional outstanding shares from the selling stockholders at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

      The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $          per share. The underwriters and selling group members may allow a discount of $          per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

      The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by the selling stockholders	$	$	$	$

      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of each of Credit Suisse First Boston LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 90 days after the date of this prospectus, except for grants of options to purchase shares of common stock under plans existing on the date of this prospectus, for issuances of shares of common stock pursuant to the exercise or conversion of employee stock options, preferred stock or warrants outstanding on the date of this prospectus.

      Our executive officers and directors, Evercore and Energy Income Fund, L.P. have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of each of Credit Suisse First Boston LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 90 days after the date of this prospectus.

      We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

      We intend to apply for the listing of the shares of common stock to be sold by us on The New York Stock Exchange, under the symbol “EPL.”

      From time to time Merrill Lynch, Pierce, Fenner & Smith Incorporated has provided investment banking and other advisory services to us, including in connection with the acquisition of Hall-Houston, and we expect them to continue to provide similar services in the future. They have received, and will continue to receive, customary compensation for these services.

      The son of our Chairman, President and Chief Executive Officer serves as an energy industry research analyst for Howard Weil.

      In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over- allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise, and if commenced, may be discontinued at any time.

      A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

      The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

      By purchasing common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us and the selling stockholders and the dealer from whom the purchase confirmation is received that

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent; and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action — Ontario Purchasers Only

      Under Ontario securities legislation, a purchaser who purchases a security offered by this circular during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

      All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

      Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

      The validity of the common stock offered hereby will be passed upon for us by Cahill Gordon & Reindel, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Baker Botts L.L.P. Baker Botts L.L.P. acted as counsel to Evercore in connection with its $60 million investment in our company in 1999, and served as our Texas local counsel in connection with the Hall-Houston acquisition.

EXPERTS

      The consolidated financial statements of Energy Partners, Ltd. as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2001, consolidated financial statements refers to a change in the method of accounting for derivative instruments and hedging activities.

      The estimated reserve data of Netherland, Sewell & Associates, Inc. and Ryder Scott Company, L.P., independent petroleum engineering consultants, included and incorporated by reference in this prospectus and the registration statement of which this prospectus is a part have been included and incorporated by reference in reliance on the authority of said firms as experts in petroleum engineering.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the Commission under the Securities Act a registration statement on Form S-3 with respect to the common stock offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all the information set forth in the registration statement or the exhibits that are part of the registration statement, portions of which are omitted as permitted by the rules and regulations of the Commission. Statements made in this prospectus regarding the contents of any contract or other document are summaries of the material terms of the contract or document. With respect to each contract or document filed as an exhibit to the registration statement, reference is made to the corresponding exhibit. For further information pertaining to us and the common stock offered by this prospectus, reference is made to the registration statement, including the exhibits, copies of which may be inspected without charge at the public reference facilities of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of all or any portion of the registration statement may be obtained from the Commission at prescribed rates. Information on the public reference facilities may be obtained by calling the Commission at 1-800-SEC-0330. In addition, the Commission maintains a web site that contains reports, proxy and information statements and other information that is filed through the Commission’s EDGAR System. The web site can be accessed at www.sec.gov. Our common stock is listed on the New York Stock Exchange, and reports, proxy statements and other information concerning us can be inspected at the offices of the Exchange at 20 Broad Street, New York, New York 10005.

      We “incorporate by reference” information that we file with the Commission, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and more recent information automatically updates and supersedes more dated information contained or incorporated by reference in this prospectus. Our Commission file number is 001-16179.

      We have previously filed the following documents with the Commission and incorporate them by reference into this prospectus:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2002;

•	our current report on Form 8-K filed on March 17, 2003; and

•	our current report on Form 8-K filed on April 3, 2003.

      All documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference and a part of this prospectus from the date such documents are filed. Also, all such documents filed by us after the date of the initial registration statement of which this prospectus forms a part and prior to effectiveness of the registration statement shall also be deemed incorporated by reference and a part of this prospectus from the date such documents are filed.

      We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this prospectus, not including exhibits to such incorporated information that are not specifically incorporated by reference into such information. Requests for such copies should be directed to us at the following address: Energy Partners, Ltd., 201 St. Charles Avenue, Suite 3400, New Orleans, Louisiana 70170, Attention: Corporate Secretary, telephone number: (504) 569-1875.

GLOSSARY OF OIL AND NATURAL GAS TERMS

      “2-D seismic” and “3-D seismic” Geophysical data that depict the subsurface strata in two dimensions (2-D) or three dimensions (3-D). 3-D seismic typically provides a more detailed and accurate interpretation of the subsurface strata than 2-D seismic.

      “Bbl” One stock tank barrel, or 42 U.S. gallons liquid volume, used in this prospectus in reference to oil and other liquid hydrocarbons.

      “Boe” Barrels of oil equivalent, with six thousand cubic feet of natural gas being equivalent to one barrel of oil.

      “Bcf” One billion cubic feet.

      “Bcfe” One billion cubic feet equivalent, with one barrel of oil being equivalent to six thousand cubic feet of natural gas.

      “completion” The installation of permanent equipment for the production of oil or natural gas, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

      “Mbbls” One thousand barrels of oil or other liquid hydrocarbons.

      “Mboe” One thousand barrels of oil equivalent.

      “Mcf” One thousand cubic feet of natural gas.

      “Mmbbls” One million barrels of oil or other liquid hydrocarbons.

      “Mmboe” One million barrels of oil equivalent.

      “Mmbtu” One million British Thermal Units

      “Mmcf” One million cubic feet of natural gas.

      “plugging and abandonment” Refers to the sealing off of fluids in the strata penetrated by a well so that the fluids from one stratum will not escape into another or to the surface. Regulations of many states require plugging of abandoned wells.

      “reservoir” A porous and permeable underground formation containing a natural accumulation of producible oil and/or natural gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

      “working interest” The interest in an oil and natural gas property (normally a leasehold interest) that gives the owner the right to drill, produce and conduct operations on the property and a share of production, subject to all royalties, overriding royalties and other burdens and to all costs of exploration, development and operations and all risks in connection therewith.

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS.

Item 14.     Other Expenses of Issuance and Distribution.

      Energy Partners, Ltd. (“EPL”) estimates that expenses in connection with the distribution described in this registration statement will be as shown below.

SEC registration fee	$6,512.45
New York Stock Exchange listing fee	44,300.00
NASD filing fee	8,550.00
Printing expenses	100,000.00
Accounting fees and expenses	40,000.00
Legal fees and expenses	150,000.00
Transfer Agent and Registrar fees	10,000.00
Miscellaneous	60,637.55

Total	$420,000

Item 15.     Indemnification of Directors and Officers.

General Corporation Law

      EPL is incorporated under the laws of the State of Delaware. Section 145 (“Section 145”) of the General Corporation Law of the State of Delaware (the “DGCL”) as the same exists or may hereafter be amended, inter alia, provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any persons who are, were or are threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where a present or former director or officer is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such director or officer has actually and reasonably incurred. Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would have the power to indemnify him under Section 145.

Certificate of Incorporation and By-laws

      EPL’s certificate of incorporation provides for the indemnification of directors, officers, employees and agents to the fullest extent permitted by the DGCL, as it now exists or may hereafter be amended. Article VIII of EPL’s by-laws requires indemnification to the full extent permitted under Delaware law as from time to time in effect. Subject to any restrictions imposed by Delaware law, EPL’s by-laws provide an unconditional right to indemnification for all expense, liability, and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes, or penalties and amounts paid in settlement) actually and reasonably incurred or suffered by any person in connection with any actual or threatened proceeding by reason of the fact that such person is or was serving as a director or officer of EPL, or is or was serving at the request of EPL as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, or other enterprise, including service with respect to an employee benefit plan. EPL’s by-laws also provide that it may, by action of its board of directors, provide indemnification to its agents with the same scope and effect as the foregoing indemnification of directors and officers. All of EPL’s directors and officers will be covered by insurance policies maintained by EPL against some liabilities for actions taken in their capacities as such, including liabilities under the Securities Act.

Item 16.     Exhibits.

      The exhibits to this registration statement are listed in the Exhibit Index on page II-5 of this registration statement, which index is incorporated herein by reference.

Item 17.     Undertakings.

      (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

      (c) The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New Orleans, State of Louisiana, on April 3, 2003.

ENERGY PARTNERS, LTD.

By:	/s/ RICHARD A. BACHMANN

Richard A. Bachmann Chairman, President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act, this amendment to registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature		Title	Date

/s/ RICHARD A. BACHMANN Richard A. Bachmann		Chairman, President and Chief Executive Officer (Principal Executive Officer)	April 3, 2003

/s/ SUZANNE V. BAER Suzanne V. Baer		Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	April 3, 2003

* Austin M. Beutner		Director	April 3, 2003

* John C. Bumgarner, Jr.		Director	April 3, 2003

* Jerry D. Carlisle		Director	April 3, 2003

* Harold D. Carter		Director	April 3, 2003

* Robert D. Gershen		Director	April 3, 2003

* Gary L. Hall		Director	April 3, 2003

* William O. Hiltz		Director	April 3, 2003

* Eamon M. Kelly		Director	April 3, 2003

* John G. Phillips		Director	April 3, 2003

*By:	/s/ JOHN H. PEPER Attorney-in-fact

EXHIBIT INDEX

Exhibit No.		Exhibit

1.1		Form of Underwriting Agreement among Energy Partners, Ltd., the selling stockholders named therein and the Underwriters.
4.1		Amended and Restated Stockholder Agreement dated as of March 17, 2003 (incorporated herein by reference to the Form 8-K of the Registrant filed with the Commission on April 3, 2003).
4.4		Registration Rights Agreement by and between Energy Partners, Ltd., Evercore Capital Partners L.P., Evercore Capital Partners (NQ) L.P., Evercore Capital Offshore Partners L.P., Energy Income Fund L.P. and the Individual Shareholders of the Registrant signatories thereto dated as of November 17, 1999 (incorporated herein by reference to Amendment No. 1 to the Form S-1 Registration Statement (No. 333-42876) of the Registrant filed with the Commission on September 21, 2000).
5.1		Opinion of Cahill Gordon & Reindel regarding the legality of the securities being registered.
23.1		Consent of KPMG LLP, relating to financial statements of the Registrant.
23.2		Consent of Cahill Gordon & Reindel (included in Exhibit 5.1).
23.3		Consent of Netherland, Sewell & Associates, Inc.
23.4		Consent of Ryder Scott Company, L.P.
24.1	*	Powers of Attorney authorizing execution of Registration Statement on Form S-3 on behalf of certain officers and directors of Energy Partners, Ltd.
24.2		Power of Attorney authorizing execution of Registration Statement on Form S-3 on behalf of Jerry D. Carlisle.

* Previously filed.